

Mail Stop 3720

February 16, 2018

Christopher Carroll
Senior Vice President, Controller and Chief Accounting Officer
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, NY 10022

     Re: The Interpublic Group of Companies, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 21, 2017
             File No. 001-06686

Dear Mr. Carroll:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Our decision to close our review of your filing was based on a variety of factors, and should not be interpreted as concurrence with all of the conclusions expressed by the company and its management in correspondence with the staff.

                Sincerely,

                /s/ Robert S. Littlepage, for

                Larry Spirgel
                Assistant Director
                AD Office 11 – Telecommunications